

September 21, 2012

Via E-mail
W. Greg Dunlevy
Executive Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane
Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 1, 2012**
> **File No. 001-35167**

Dear Mr. Dunlevy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Summary of Oil and Gas Reserves as of December 31, 2011, page 27

1.   In future filings, disclose the total quantity of proved undeveloped reserves at year end, material changes in proved undeveloped reserves that occurred during the year, discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, and explain the reasons why proved undeveloped reserves in individual fields or countries remain undeveloped of five years or more. Refer to Item 1203 of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page 103

2.   We note you present pro forma basic and diluted earnings per share information. Please explain to us why the pro forma basic and diluted earnings per share presentation is acceptable, citing applicable U.S. GAAP.

3.   Also in this regard, please note that FASB ASC 260-10-45-2 requires that basic and diluted per share amounts shall be presented on the face of the income statement. Please provide basic and diluted per share amounts.

4.   Provide the statement regarding computation of per share earnings as required under Item 601(B)(11) of Regulation S-K.

1. Organization, page 107

5.   We note that you have identified one business segment (i.e., the exploration and production of oil and natural gas). Please provide us supplementally with disclosures required under FASB ASC 280-10-50-40 through 50-42 and revise your disclosures in future filings.

2. Accounting Policies, page 107

Revenue Recognition, page 111

6.   We note that you use the sales method of accounting, in which you recognize revenues on the volumes sold. You further disclose that the volumes sold may be more or less than the volumes to which you are entitled based on your ownership interest in the property and such differences result in production imbalance. Please revise your disclosure in future filings to describe your accounting policy for production imbalances and provide us with your proposed disclosure. Further in this regard, tell us the amount of the production imbalance that you recorded in the financial statements.

9. Debt, page 117

7.   We note that you recorded a $59.6 million loss on the extinguishment of debt as part of the debt refinancing in March 2011. Please explain to us the facts and the circumstances of the debt refinancing and how you accounted for the extinguishment, citing applicable U.S. GAAP, and expand your disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief